Exhibit 12.01

SCANA Corporation
Ratio of Earnings to Fixed Charges

	Six	Twelve
	Months	Months
	Ended	Ended	Years Ended December 31,
	June 30,	June 30,
Dollars in Millions	2007	2007	2006	2005	2004	2003	2002
Fixed Charges as defined:
Interest on long-term debt	$106.3	$212.0	$213.1	$209.4	$206.9	$206.1	$206.1
Amortization of debt premium, discount and expense (net)	2.3	4.6	4.8	6.0	5.4	4.9	5.1
Interest component on rentals	2.8	5.8	5.0	4.7	3.9	3.6	3.4
Preference security dividend requirement of consolidated subsidiary	5.9	11.8	11.8	11.8	11.9	13.6	15.7
Total Fixed Charges (A)	$117.3	$234.2	$234.7	$231.9	$228.1	$228.2	$230.3
Earnings as defined:
Pretax income (loss) from continuing operations	$191.2	$400.3	$440.2	$208.7	$387.1	$426.2	$(94.3)
Total fixed charges above	117.3	234.2	234.7	231.9	228.1	228.2	230.3
Pretax equity in (earnings) losses of investees	9.4	20.9	20.1	71.9	(5.4)	(5.2)	(5.8)
Cash distributions from equity investees	2.6	6.9	6.7	7.1	7.4	7.7	7.8
Preference security dividend requirements from above	(5.9)	(11.8)	(11.8)	(11.8)	(11.9)	(13.6)	(15.7)
Total Earnings (B)	$314.7	$650.5	$689.9	$507.8	$605.3	$643.3	$122.3

Ratio of Earnings to Fixed Charges (B/A)	2.68	2.78	2.94	2.19	2.65	2.82	.53

Note:  For purposes of these ratios, earnings represent pre-tax income from continuing operations plus fixed charges and distributed income from equity investees, less preferred stock dividend requirements.  Fixed charges represent interest charges, preferred stock dividend requirements and the estimated interest portion of annual rentals.

South Carolina Electric & Gas Company
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preference Security Dividends

	Six	Twelve
	Months	Months
	Ended	Ended	Years Ended December 31,
	June 30,	June 30,
Dollars in Millions	2007	2007	2006	2005	2004	2003	2002
Fixed Charges as defined:
Interest on long-term debt	$74.3	$145.8	$144.1	$143.0	$144.2	$141.9	$132.0
Amortization of debt premium, discount and expense (net)	1.8	3.7	3.8	4.2	4.2	3.5	3.1
Interest component on rentals	2.6	4.9	4.3	3.9	3.3	2.9	2.7
Preference security dividend requirement of consolidated subsidiary	-	-	-	-	-	1.7	3.8
Total Fixed Charges (A)	78.7	154.4	152.2	151.1	$151.7	150.0	141.6
Preference security dividend as defined:	5.9	11.8	11.8	11.8	11.9	11.9	11.9
Total Fixed Charges and Preference Security Dividend (B)	$84.6	$166.2	$164.0	$162.9	$163.6	$161.9	$153.5
Earnings as defined:
Pretax income from continuing operations	$117.9	$300.7	$331.5	$113.7	$362.8	$338.3	$341.5
Total fixed charges	78.7	154.4	152.2	151.1	151.7	150.0	141.6
Pretax equity in losses of investees	10.1	21.9	21.8	77.2	1.3	1.1	0.6
Preference security dividend requirements of consolidated subsidiary	-	-	-	-	-	(1.7)	(3.8)
Total Earnings (C)	$206.7	$477.0	$505.5	$342.0	$515.8	$487.7	$479.9

Ratio of Earnings to Fixed Charges (C/A)	2.63	3.09	3.32	2.26	3.40	3.25	3.39

Ratio of Earnings to Combined Fixed Charges and
Preference Dividends (C/B)	2.44	2.87	3.08	2.10	3.15	3.01	3.13

Note:  For purposes of these ratios, earnings represent pre-tax income from continuing operations plus fixed charges and distributed income from equity investees, less preferred stock dividend requirements.  Fixed charges represent interest charges, preference security dividend requirements and the estimated interest portion of annual rentals.  Preference security dividends represent pre-tax earnings that are required to pay the dividends on SCE&G’s outstanding preferred stock.